
August 13, 2020

David Lovatt
Chief Executive Officer
GenTech Holdings, Inc.
1731 1st Avenue
New York, NY 10128

      Re: GenTech Holdings, Inc.
           Offering Statement on Form 1-A
           Post-Qualification Amendment
           Filed July 31, 2020
           File No. 024-11055

Dear Mr. Lovatt:

      We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment to Form 1-A

General

1.   Revise to include an introductory paragraph to your pro forma financial statements with a description of the transaction, including consideration transferred. Also, pro forma adjustments should be referenced to notes that clearly explain the adjustments involved if not otherwise clearly evident. Refer to Part F/S(b)(7)(iii) of Regulation A and Article 11-02(b) of Regulation S-X.

2.   We note your revised disclosure that you only have 10 billion shares authorized and do not have enough authorized shares to sell the maximum amount of your offering. Please revise to provide a bona fide estimate of the amount of shares that you will be offering. Refer to Rule 253 under Regulation A.

3.   Please file a legality opinion for GenTech Holdings, Inc. We note that the legality opinion that was filed relates to DNA Dynamics, Inc. Ensure that the opinion covers all the shares that are being offered.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William Eilers